BANCROFT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	216,954
Receivable from clearing organizations		315,327
Receivable from customers		7,000
Securities owned, at fair value		4,819,300
Property and equipment, net		86,938
Clearing deposit		250,000
Security deposits		9,654
Other assets		117,947
Total assets	**$**	**5,823,120**

LIABILITIES AND MEMBERS' EQUITY

LIABLILITIES

Accounts payable, accrued expenses and other liabilities	$	126,495
Deferred lease liability		26,134
Total liabilities		**152,629**
MEMBERS' EQUITY		**5,670,491**
Total liabilities and members' equity	**$**	**5,823,120**

See accompanying notes to financial statements.